UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Schedule

Years Ended October 25, 2009, and October 25, 2008

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and the Trustees

Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of October 25, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 23, 2010

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 25
	2009	2008
Assets
Investments, at fair value	$97,926,319	$74,250,525
Contributions receivable from Jennie-O Turkey Store	144,370	137,938
Contributions from participants	78,097	77,396
Total assets at fair value	98,148,786	74,465,859

Liabilities
Administrative fees payable	36,704	30,401
Net assets available for benefits at fair value	98,112,082	74,435,458
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	502,866	1,441,738
Net assets available for benefits	$98,614,948	$75,877,196

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 25
	2009	2008
Additions:
Interest and dividend income	$1,955,469	$5,963,892
Contributions from Jennie-O Turkey Store	4,058,212	4,364,770
Contributions from participants	6,757,074	6,748,087
Employee rollover	37,741	36,231
Total additions	12,808,496	17,112,980

Deductions:
Distributions	5,552,024	7,329,758
Administrative expenses	118,082	100,301
Total deductions	5,670,106	7,430,059

Net realized and unrealized appreciation (depreciation) in fair value of investments	15,599,362	(32,586,527)
Net additions (deductions)	22,737,752	(22,903,606)
Net assets available for benefits at beginning of year	75,877,196	98,780,802
Net assets available for benefits at end of year	$98,614,948	$75,877,196

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 25, 2009

1. Summary of Accounting Policies

Investments held by the Jennie-O Turkey Store Retirement Savings Plan (the Plan) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on an ex-dividend basis. Gain or loss on sales of securities is based on specific identification. The company adopted the required provisions of the Financial Accounting Standards Board (FASB) Fair Value Measurement Standard (primarily codified in ASC Topic 820) at the beginning of the Plan year, resulting in no impact to the Plan’s financial statements. See Note 3 for further discussion of fair value measurements.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

In May 2009, the FASB issued ASC Topic 855 (ASC 855, originally issued as SAS No. 165, Subsequent Events), as amended by Accounting Standards Update (ASU) 2010-09, which sets forth general standards of accounting for and disclosure of events that occur after the statement of net assets date but before financial statements are issued or are available to be issued. The Plan adopted the amended guidance of ASC 855 during 2009. The updated accounting guidance incorporated into ASC Topic 855 requires the disclosure of the date through which the Plan has evaluated its subsequent events and the basis for that date. The Plan has evaluated its subsequent events through April 23, 2010, the date the financial statements are available to be issued.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document or Summary Plan Description for a more complete description of the Plan’s provisions. Effective October 25, 2003, the Jennie-O Pension Plan and Trust and the accounts for all participants who were not exempt from minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 in the West Central Turkeys Retirement Savings Plan were merged into and with the Jennie-O Foods, Inc. Hourly Employee 401(k) Savings Plan. The new combined plan was renamed the Jennie-O Turkey Store Retirement Savings Plan. Assets from the previously terminated Turkey Store Company Employees’ Stock Ownership Plan were rolled into the Plan on December 31, 2003.

The Plan is a contributory defined-contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store, Inc. (the Company) who have completed 180 days of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective October 26, 2008, the Plan’s year-end was changed to the last Sunday in October, from the last Saturday in October.

Each year, participants may contribute up to 50% of pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. An eligible employee who has not made an election to participate shall be deemed a member of the Plan and will automatically contribute 2% to the Plan through payroll deduction. Effective October 25, 2003, the Company matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. Effective October 25, 2003, the Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings. Participants are eligible to direct the investment of their employee account balance. Forfeitures of terminated employees’ unvested interests may be used to reduce employer contributions.

Participants’ employee savings contributions are fully vested immediately. The Company’s 4.0% (fixed) contribution made before October 28, 2007, vests after five years of vesting service, and the Company’s matching contribution vests after three years of vesting service.

Beginning October 28, 2007, all employer fixed and matching contributions will vest after three years of vesting service.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Amounts forfeited upon early termination of employment are used either to restore the nonvested accounts of rehired participants or lost distributees, or to reduce further employer contributions. Forfeitures used to reduce employer contributions for the years ended October 25, 2009 and 2008, were $903,417 and $934,398, respectively. The value of forfeited nonvested accounts at October 25, 2009 and 2008, was $20,727 and $98,998, respectively.

Participants may borrow from their account(s) a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. If a participant has more than one account, the loans shall be deemed to have been made from the accounts in the following sequence: Rollover Account, Employee Savings Account, WCT Employer Contribution Account, and Employer Matching Account.

Loan transactions are treated as transfers from (to) the investment fund to (from) the loan fund. Loan terms are up to five years, unless the loan is used to acquire a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the first business day of the month the loan originates. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions.

Upon retirement, death, or termination of employment, the participant or beneficiary may, after approval by the Company, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participant accounts would become 100% vested. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2009 and 2008 as follows:

	2009	2008

Collective funds	$638,263	$944,671
Mutual funds	14,961,099	(33,531,198)
	$15,599,362	$(32,586,527)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of 2009 and 2008 is as follows:

	October 25
	2009	2008

American Growth Fund of America Class R4	$10,987,376	$9,766,281
U.S. Bank Stable Asset Fund	24,046,635	22,872,550
Blackrock International Opportunity Fund Class 1	5,589,243	—
First American Equity Index Fund Class Y	5,305,631	3,823,920
American Century Small Cap Value Fund	6,625,717	4,137,230
MFS Value Fund Class A	8,588,368	6,252,163
AIM International Growth Fund Class A	7,176,623	4,068,362
Franklin Strategic Income Fund	12,969,675	10,785,378

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Hormel Foods Corporation, the parent company of Jennie-O Turkey Store, Inc. Such investment totaled approximately 0.30% and 0.22% of total investments at October 25, 2009 and 2008, respectively.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

For the year ended October 25, 2009, the Plan adopted the provisions of FASB ASC 820, Fair Value Measurements and Disclosures (ASC 820) for its financial assets and liabilities carried at fair value on a recurring basis in its financial statements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 also establishes a fair value hierarchy that requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying asset owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Participant Loans

Participant loans are valued at their outstanding balances, which approximate fair value.

Collective Trusts

The Plan holds an investment in the US Bank Stable Asset Class Fund, which is managed by a third party, that invests in a well diversified portfolio of investment contracts from highly rated financial institutions and high-quality, fixed-income securities combined with book value wrap (wrap) contracts. A wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The fair value of the units of this investment is based on the fair value of the underlying investments and a net asset value (NAV) can be calculated for this fund. Audited financial statements are available for this investment. The Fund intends to hold only assets whose fair market value is the contract value of the investment. Income is calculated daily and is automatically reinvested. The amount of income is dependent on contract interest rates, contract maturities, and new investments in the Fund. This investment is a fully-benefit responsive fund, however, it does contain several redemption restrictions: redemptions by Plan participants to reinvest in options that compete with this Fund may be delayed for up to 365 days; and full or partial Plan sponsor directed redemptions or terminations may be delayed for up to 365 days. Currently, the Plan does not permit competing GIC, money-market, or other fixed income investment options with a duration of less than three years, and the Plan sponsor has not expressed an intention to partially or fully redeem units in this Fund. Accordingly, these restrictions are not relevant at this date.

The remaining fund held within Collective Trusts is also managed by a third party, and includes equity securities and cash, for which there is an active quoted market. Therefore this fund is classified as Level 1.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments and Fair Value Measurements (continued)

The investments of the Plan that are measured at fair value on a recurring basis as of October 25, 2009, and their level within the fair value hierarchy are as follows:

	Fair Value Measurements at October 25, 2009
	Fair Value at October 25, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Mutual funds	$67,282,686	$67,282,686	$—	$—
Participant loans	6,306,591	—	—	6,306,591
Collective trusts	24,337,042	290,407	24,046,635	—
	$97,926,319	$67,573,093	$24,046,635	$6,306,591

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

Beginning balance	$5,536,909
Purchases, issuances, and settlements (net)	769,682
Realized gains (losses)	—
Unrealized gains (losses)	—
Transfers in and out of Level 3	—
Ending balance	$6,306,591

4. Income Tax Status

The Plan has received a determination letter from the IRS dated March 23, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Jennie-O Turkey Store Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 41-0734466 Plan: 003

October 25, 2009

Description of Asset	Number of Shares/Units Held	Current Value

Collective funds:
Orchard Trust Company, LLC:
U.S. Bank Stable Asset Fund	621,664 units	$24,549,501
Hormel Stock Account	26,882 units	290,407
Total collective funds		24,839,908

Mutual funds:
Orchard Trust Company, LLC:
American Growth Fund of America Class R4	416,346 shares	10,987,376
Franklin Strategic Income Fund	1,311,393 shares	12,969,675
First American Equity Index Fund Class Y	270,144 shares	5,305,631
MFS Value Fund Class A	424,327 shares	8,588,368
American Century Small Cap Value Fund	937,159 shares	6,625,717
AIM International Growth Fund Class A	296,555 shares	7,176,623
Janus Forty Fund Class S	143,297 shares	4,447,943
Black Rock International Opportunity Fund Class 1	173,957 shares	5,589,243
First American Strategy Income Allocation Fund Class A	69,857 shares	702,757
Van Kampen Small Cap Growth Fund	567,210 shares	4,889,353
Total mutual funds		67,282,686

Participant loans	Interest rates range from 4.25% to 9.25%, maturing through January 2023	6,306,591
Total assets held at end of year		$98,429,185

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date: April 23, 2010	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm